Exhibit 12(a)

UNS Energy Corporation

Computation of Ratio of Earnings to Fixed Charges

	6 Months Ended	12 Months Ended	12 Months Ended
	June 30,	June 30,	December 31,	December 31,	December 31,	December 31,	December 31,
	2012	2012	2011	2010	2009	2008	2007
			- Thousands of Dollars -
Fixed Charges:
Interest on Long-Term Debt	$36,737	$73,659	$73,217	$65,020	$58,134	$70,227	$73,095
Other Interest (1)	991	2,364	2,535	1,651	3,468	1,837	5,480
Interest on Capital Lease Obligations	18,245	40,854	44,874	52,540	53,682	57,272	64,499
Estimated Interest Portion of Rental Expense	411	874	926	240	345	188	258

Total Fixed Charges	$56,384	$117,751	$121,552	$119,451	$115,629	$129,524	$143,332

Net Income	$32,748	$100,648	$109,975	$112,984	$105,901	$16,955	$60,712

Add:
Losses from Equity Investees	—	—	—	5,570	1,834	713	340
Income Tax Expense	20,319	62,483	66,951	76,921	63,232	18,747	40,274
Total Fixed Charges	56,384	117,751	121,552	119,451	115,629	129,524	143,332

Total Earnings before Taxes and Fixed Charges	$109,451	$280,882	$298,478	$314,926	$286,596	$165,939	$244,658

Ratio of Earnings to Fixed Charges	1.941	2.385	2.456	2.636	2.479	1.281	1.707

(1)	Excludes recognition of Allowance for Borrowed Funds Used During Construction.